necoTech, LLC (the "Company") an Ohio Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
necoTech, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 13, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	66,551	5,300
Prepaid Expenses	11,000	-
Total Current Assets	77,551	5,300
TOTAL ASSETS	77,551	5,300
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	95
Deferred Revenue	48,000	-
Total Current Liabilities	48,000	95
TOTAL LIABILITIES	48,000	95
EQUITY		
Member Capital	1,406	5,300
Retained Earnings/(Accumulated Deficit)	28,145	(95)
Total Equity	29,551	5,205
TOTAL LIABILITIES AND EQUITY	77,551	5,300

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	61,710	-
Cost of Sales	-	-
Gross Profit	61,710	-
Operating Expenses		
Advertising and Marketing	772	-
General and Administrative	10,167	95
Research and Development	57,913	-
Rent and Lease	2,806	-
Total Operating Expenses	71,658	95
Operating Income (loss)	(9,948)	(95)
Other Income		
Interest Income	-	-
Other	38,250	-
Total Other Income	38,250	-
Other Expense		
Interest Expense	62	-
Other	-	-
Total Other Expense	62	-
Provision for Income Tax	-	-
Net Income (loss)	28,240	(95)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	28,240	(95)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses	(11,095)	-
Accounts Payable	-	95
Deferred Revenue	48,000	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	36,905	95
Net Cash provided by (used in) Operating Activities	65,145	-
FINANCING ACTIVITIES		
Member Capital	(3,894)	5,300
Net Cash provided by (used in) Financing Activities	(3,894)	5,300
Cash at the beginning of period	5,300	-
Net Cash increase (decrease) for period	61,251	5,300
Cash at end of period	66,551	5,300

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 9/20/19 (Inception)	-	-	-
Capital Contributions	5,300	-	5,300
Net Income (Loss)	-	(95)	(95)
Ending Balance 12/31/2019	5,300	(95)	5,205
Capital Contributions	3,600	-	3,600
Capital Distributions	(7,495)	-	(7,495)
Net Income (Loss)	-	28,240	28,240
Ending Balance 12/31/2020	1,406	28,145	29,551

necoTech, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

necoTech, LLC ("the Company") was formed in Ohio on September 20th, 2019. The Company earns revenue through fast repair services to various pavement infrastructure by utilizing its portable heating units to rapidly heat and apply its proprietary, pre-mixed asphalt material.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling pavement repair solutions to the USAF, DoD, and private sector's airports and DOT's. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is repairing pavement infrastructure and revenue is recognized upon completion of each service. The Company deferred revenue of $48,000 for the year ended 2020 for prepaid services the Company provided in the engineering and design of its pavement repair application system prototype.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Other Income

In October 2020, the Company received $39,600 in the form of a grant from Carpet America Recovery Effort, a joint industry-government non-profit organization that encourages design and advancement of market-based solutions that recycle post-consumer carpets.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Note 7 – Subsequent Events" regarding a transfer of the founder's ownership interest in the Company.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a single-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 13, 2022, the date these financial statements were available to be issued.

On May 17th, 2021, the Company's founder created a corporation in the state of Delaware called necoBrands, Inc. ("the Entity"). In November 2021, the founder transferred his 100% ownership interest in the Company to the Entity through an Assignment and Assumption of Membership Interest agreement, along with the sale of 6,000,000 shares of the Entity's Common Stock for $60, thus making it the sole member of the Company. The Entity may make contributions and distributions to/from the Company at its sole and absolute discretion.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.